Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended June 30, 2024

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Financial Position

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

As at	Note	June 30, 2024 (Unaudited)	December 31, 2023 (Audited)
		$	$
ASSETS
Current assets:
Cash and cash equivalents	12(a)	21,135,511	14,166,196
Receivables and prepaid expenses	4	395,649	347,166
		21,531,160	14,513,362
Non-current assets:
Property, plant and equipment	5	688,782	656,219
Long-term VAT receivable	7	1,979,320	1,799,497
		2,668,102	2,455,716
Total assets		24,199,262	16,969,078
LIABILITIES AND EQUITY
Current liabilities:
Account payables and accrued liabilities		2,307,375	2,488,257
Warrants liability	8	581,876	1,638,808
Current portion of lease liability	9	76,615	32,918
		2,965,866	4,159,983
Non-current liabilities:
Lease liability	9	123,603	86,779
		123,603	86,779
		3,089,469	4,246,762
Equity:
Share capital	13	70,943,679	53,972,765
Contributed surplus		16,632,727	14,159,006
Deficit		(66,466,613)	(55,409,455)
		21,109,793	12,722,316
Total liabilities and equity		24,199,262	16,969,078

Commitments, options agreements and contingencies	18
Subsequent events	19

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors:

(signed) Ari Sussman	(signed) Paul Murphy
Director	Director

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Operations and Comprehensive Loss (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

		For the three months ended June 30		For the six months ended June 30
	Note	2024	2023	2024	2023
		$	$	$	$
Expenses
Exploration and evaluation	16(a)	(5,181,251)	(3,443,700)	(9,019,771)	(5,485,771)
General and administration	16(b)	(1,222,105)	(1,001,862)	(2,425,283)	(2,045,267)
		(6,403,356)	(4,445,562)	(11,445,054)	(7,531,038)
Other income (expense)
Revaluation of warrants liability	8	94,691	(2,334,229)	466,205	(3,774,274)
Foreign exchange gain (loss)		(282,152)	525,147	(461,787)	983,627
Other (expense) income		79	–	79	–
Net loss before finance items and income tax		(6,590,738)	(6,254,644)	(11,440,557)	(10,321,685)
Finance income (expense)
Interest income		295,166	176,639	512,552	285,269
Finance costs	16(c)	(36,349)	(19,427)	(129,153)	(34,806)
Net loss before income tax		(6,331,921)	(6,097,432)	(11,057,158)	(10,071,222)
Income tax		–	–	–	–
Net loss and comprehensive loss		(6,331,921)	(6,097,432)	(11,057,158)	(10,071,222)

Basic and diluted loss per common share		(0.09)	(0.10)	(0.17)	(0.16)
Weighted average common shares outstanding, basic and diluted		67,916,039	60,204,788	66,479,549	61,152,778

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Cash Flows (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the six months ended	Note	June 30, 2024	June 30, 2023
		$	$
Cash flows from (used in) operating activities
Net loss		(11,057,158)	(10,071,222)
Items not involving cash and cash equivalents:
Revaluation of warrants liability		(466,205)	3,774,274
Finance costs expensed	16(c)	92,398	8,153
Foreign exchange (gain) loss		461,787	(983,627)
Share-based compensation	16(b)	689,360	771,847
Depreciation and amortization	16(a),(b)	158,864	111,076
Net changes in working capital items	17(a)	(476,332)	(76,646)
		(10,597,286)	(6,466,145)
Cash flows from (used in) financing activities
Cash proceeds from issuance of shares	13	13,925,729	21,882,311
Cash costs related to issuance of shares		(702,386)	(1,579,306)
Financing costs paid		(65,849)	–
Cash proceeds from warrant exercises	13	4,351,656	523,974
Cash received from option exercises	13, 15	589,548	314,311
Lease payments	9	(56,774)	(23,691)
		18,041,924	21,117,599
Cash flows from (used in) investing activities
Acquisition of property, plant and equipment	5	(66,649)	(169,618)
		(66,649)	(169,618)

Net change in cash and cash equivalents during the period		7,377,989	14,481,836
Cash and cash equivalents, opening balance		14,166,196	8,503,274
Foreign exchange effect on cash balances		(408,674)	803,582
Cash and cash equivalents, end of period		21,135,511	23,788,692

The accompanying notes are an integral part of these interim condensed consolidated financial statements

COLLECTIVE MINING LTD.

Interim Condensed Consolidated Statement of Changes in Equity (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Note	Number of shares issued and outstanding	Share capital	Contributed surplus	Deficit	Total
			$	$	$	$
Balance January 1, 2024		61,234,906	53,972,765	14,159,006	(55,409,455)	12,722,316
Issuance of shares – Offering March 2024	13	4,500,000	13,925,729	–	–	13,925,729
Fair value of warrants issued		–	(1,193,634)	–	–	(1,193,634)
Share issue costs	13	–	(702,386)	–	–	(702,386)
Exercise of warrants	13	1,836,150	4,351,656	1,784,361	–	6,136,017
Exercise of options	13, 15	654,817	589,549	–	–	589,549
Share-based compensation	16(b)	–	–	689,360	–	689,360
Net loss for the period		–	–	–	(11,057,158)	(11,057,158)
Balance June 30, 2024		68,225,873	70,943,679	16,632,727	(66,466,613)	21,109,793
Balance January 1, 2023		52,771,782	31,655,207	11,558,338	(36,275,797)	6,937,748
Issuance of shares – Offering March 2023	13	7,060,000	21,882,311	–	–	21,882,311
Share issue costs	13	–	(1,579,306)	–	–	(1,579,306)
Exercise of warrants	13	218,500	523,974	378,369	–	902,343
Exercise of options	13, 15	216,874	314,311	–	–	314,311
Share-based compensation	16(b)	–	–	771,847	–	771,847
Net loss for the period		–	–	–	(10,071,222)	(10,071,222)
Balance June 30, 2023		60,267,156	52,796,497	12,708,554	(46,347,019)	19,158,032

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Tabular dollar amounts represent United States (“U.S.”) dollars, unless otherwise shown. References to C$/CAD and COP are to Canadian dollars and Colombian pesos, respectively.

1.	NATURE OF OPERATIONS

Collective Mining Ltd. (“CML”) and its subsidiaries (collectively referred to as the “Company”) are principally engaged in the acquisition, exploration and development of mineral properties located in Colombia. The Company principally carries on business through an Ontario corporation and a foreign company branch office in Colombia.

The Company’s common shares began trading on the Toronto Stock Venture Exchange (“TSXV”) on May 20, 2021 under the symbol “CNL”. On July 18, 2022, the Company’s shares began trading on the OTCQX® Best Market under the symbol “CNLMF”. Effective September 6, 2023, CML’s common shares were voluntarily delisted from the TSXV and began trading on the Toronto Stock Exchange (“TSX”) under their current stock symbol “CNL”. Additionally, in 2023, the Company was listed on the Frankfurt Stock Exchange (the FSE) under the symbol “GG1”. Subsequent to the quarter, CML’s common shares were voluntarily delisted from the OTCQX® Best Market and began trading on the NYSE American LLC under the symbol “CNL”.

The registered office for CML is located at 82 Richmond St E 4th Floor Toronto, Ontario, Canada.

To date, the Company has not generated any revenue from mining or other operations as it is considered to be in the exploration stage.

2.	BASIS OF PREPARATION

Statement of Compliance

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations (collectively “IFRS”) applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting (“IAS 34”), on a basis consistent with those accounting policies followed by the Company in the most recent audited annual consolidated financial statements.

These interim consolidated financial statements do not include all the information required for full annual financial statements. Certain information, in particular, accompanying notes normally included in the audited annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. The accounting policies and the significant judgements, estimates and assumptions used in the application of the accounting policies in the preparation of these unaudited interim consolidated financial statements are those described in notes 2, 3, and 4 of the audited annual consolidated financial statements for the year ended December 31, 2023 and have been consistently applied throughout all periods presented as if these policies had always been in effect.

These unaudited interim condensed consolidated financial statements were approved and authorized by the Audit Committee, on behalf of the Board of Directors of the Company, on August 13th, 2024.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

3.	NEW ACCOUNTING STANDARDS

The following revised standard is effective after January 1, 2024, and the adoption of this standard did not have a material impact to the Company.

(a)	IAS 1, Presentation of Financial Statements (“IAS 1”) was amended to clarify the classification of liabilities between current and noncurrent to be based on the rights that exist at the end of the reporting period and that such classification is unaffected by the expectations of the entity or events after the reporting date. The changes must be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”) and are effective after January 1, 2024.

4.	RECEIVABLES AND PREPAID EXPENSES

Receivables and prepaid expenses are made up of the following:

As at	June 30, 2024	December 31, 2023
	$	$
Prepaid expenses	260,136	280,616
Advance to suppliers	88,761	48,179
Other receivables (a)	46,752	18,371
	395,649	347,166

(a)	Other receivables

Included in other receivables is $46,752 (December 31, 2023 – $18,371) of Harmonized Sales Tax (“HST”) refund receivable in Canada.

5.	PROPERTY, PLANT AND EQUIPMENT

Equipment and other fixed assets consist of the following:

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2024	62,075	335,433	64,636	87,541	106,534	656,219
Additions	–	41,563	25,086	–	124,778	191,427
Disposals and write-downs	–	–	–	–	–	–
Depreciation (b)	(1,663)	(54,822)	(30,457)	(31,112)	(40,810)	(158,864)
Net book value, June 30, 2024	60,412	322,174	59,265	56,429	190,502	688,782

Balance, June 30, 2024
Cost	65,876	513,804	215,649	219,811	244,628	1,259,768
Accumulated depreciation	(5,464)	(191,630)	(156,384)	(163,382)	(54,126)	(570,986)
Net book value	60,412	322,174	59,265	56,429	190,502	688,782

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

	Land and Buildings	Exploration Equipment and structures	Computer Equipment	Leasehold Improvement	Right of use assets (a)	Total
	$	$	$	$	$	$
Opening net book value, January 1, 2023	–	193,363	86,281	121,103	92,829	493,576
Additions	65,876	222,387	41,343	23,900	119,850	473,356
Disposals and write-downs	–	–	–	–	(64,589)	(64,589)
Depreciation (b)	(3,801)	(80,317)	(62,988)	(57,462)	(41,556)	(246,124)
Net book value, December 31, 2023	62,075	335,433	64,636	87,541	106,534	656,219

Balance, December 31, 2023
Cost	65,876	472,243	190,563	219,809	119,850	1,068,341
Accumulated depreciation	(3,801)	(136,810)	(125,927)	(132,268)	(13,316)	(412,122)
Net book value	62,075	335,433	64,636	87,541	106,534	656,219

(a)	Right of use assets

Right of use assets as at June 30, 2024, are comprised of two warehouse leases each with an initial term of 3 years plus an extension for an additional term of 1 year, and one office lease with an initial term of 1 year plus an extension for an additional term of 1 year. The value of additions is determined as the present value of lease payments at the inception of the lease (see Note 9).

(b)	Depreciation

Depreciation expense for the three and six months ended June 30, 2024 of $81,894 and $158,864, respectively (three and six months ended June 30, 2023 – $56,644 and $111,076 respectively), was recognized within exploration and evaluation expenses and general and administration expenses in the consolidated statement of operations and comprehensive loss.

6.	MINERAL INTERESTS

(a)	Guayabales Project

The Guayabales project is comprised of exploration applications, exploration titles, two option agreements and a number of surface rights agreements. The Guayabales Project is located in the Middle Cauca belt in the Department of Caldas, Colombia.

The Company entered into two option agreements (the “First Guayabales Option” and the “Second Guayabales Option”) with third parties to explore, develop and acquire property within the Guayabales Project.

In October 2023 and May 2024, the Company secured option agreements to purchase surface rights (see Note 18).

Details of the two first option agreements are as follows:

i.	First Guayabales Option

On June 24, 2020, the Company entered into the First Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The Company must incur a minimum of $3,000,000 of exploration and evaluation expenditures in respect of such property within the First Guayabales Option and total option payments of $2,000,000 over a maximum four-year term ending on or before June 24, 2024, to proceed to Phase 2 of the agreement. The Company met these commitments and has entered Phase 2 of the agreement.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Phase 2:

To acquire a 90% interest in the property within the First Guayabales Option, the Company must incur a minimum of $10,000,000 of exploration and evaluation expenditures in respect of such property and total option payments $2,000,000, payable in equal instalments of $166,666 semi-annually over a maximum six-year term, commencing at the end of Phase 1.

Phase 3:

To acquire the remaining 10% interest in the property within the First Guayabales Option, the Company has the following options:

●	provide notice that the Company has elected to pay a 1% net smelter return (“NSR”) commencing on the first calendar day of each month after 85% of the processing plant capacity has been achieved in exchange for the remaining 10% interest;

●	acquire 0.625% each year to a total of 10% by paying $250,000 semi-annually, commencing at the end of Phase 2, to a total of $8,000,000 in lieu of the NSR; or

●	pay a one-time payment of $8,000,000 in lieu of the NSR.

In addition, the Company is required to fund and complete all development and construction activities to bring the project to commercial production.

Summary:

The following is a summary of the option payments and exploration expenditures required to acquire 100% of the property under the First Guayabales Option:

		Option Payments		Exploration Expenditures	Total
		$		$	$
Phase 1	June 24, 2020 – June 24, 2024	2,000,000		3,000,000	5,000,000
Phase 2	June 24, 2024 – June 24, 2030	2,000,000		10,000,000	12,000,000
Phase 3	To commercial production	8,000,000	[1]	–	8,000,000
		12,000,000		13,000,000	25,000,000

1	Based on the assumption that the Company does not elect to pay the NSR.

The Company has the option to terminate the agreement at any time, upon notification to the optionor. As a result, the Company has not recognized any option payments payable in the future under the agreement in the consolidated statement of financial position.

For the three and six months ended June 30, 2024, the Company has recognized $2,810,104 and $4,475,233, respectively (three and six months ended June 30, 2023 – $3,377,231 and $5,324,839, respectively), including option payments of $250,000 (three and six months ended June 30, 2023 – $nil and $250,000, respectively), as exploration and evaluation expense in the consolidated statement of operations in respect of the First Guayabales Option.

As at June 30, 2024, and from inception of the agreement, the Company has recognized a total of $23,951,243 as exploration and evaluation expenditures in respect of the minimum expenditures required under the Option agreement and has made total option payments of $2,000,000 required within the agreement.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

ii.	Second Guayabales Option

On January 4, 2021, the Company entered into the Second Guayabales Option. The terms of the agreement are as follows:

Phase 1:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a four-year term, expiring on January 2, 2025, for total payments over the term of the agreement of $1,750,000.

Phase 2:

The option agreement provides the Company the right to explore the property within the Second Guayabales Option over a second four-year term between January 2, 2025 to January 2, 2029 for total payments over the term of $1,000,000.

Phase 3:

Upon completion of Phase 2, the Company is required to pay a total of $4,300,000 over a two-year period ending on January 2, 2031 to acquire 100 percent of the property within the Second Guayabales Option.

Summary:

The following is a summary of the option payments to acquire the property under the Second Guayabales Option:

$
Total Phase 1	1,750,000
Total Phase 2	1,000,000
Total Phase 3	4,300,000
7,050,000

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2024, the Company has recognized $1,236,966 and $1,578,948, respectively (three and six months ended June 30, 2023 – $nil), including option payments of $nil and $250,000, respectively (three and six months ended June 30, 2023 – $nil), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss in respect of Phase I of the Second Guayabales Option.

As at June 30, 2024, and from inception of the agreement, the Company has made total option payments of $1,500,000.

iii.	Surface Rights Agreements

October 2023

On October 17, 2023, the Company entered into two option agreements with third parties to acquire surface rights over a four-year period. These option agreements replace and supersede the previous option agreements to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property over a four-year term, expiring on April 30, 2027, for total payments over the term of the agreements of $4,400,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

For the three and six months ended June 30, 2024, the Company has recognized option payments of $400,000, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2024, and from inception of the agreement, the Company has made total option payments of $1,000,000.

May 2024

On May 23, 2024, the Company entered into three option agreements with third parties to acquire surface rights. The option agreements provide the Company the right to explore and acquire the property. One agreement expires on April 23, 2025, one agreement expires on August 23, 2025 and the other one expires on September 23, 2027. Total payments over the term of the three agreements is $294,000.

The Company has the option to terminate the agreement at any time, upon notification to the optionor.

For the three and six months ended June 30, 2024, the Company has recognized option payments of $163,897, as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

(b)	San Antonio Project

On July 9, 2020, the Company entered into an option agreement with a third party to acquire the San Antonio Project. The San Antonio project is located approximately 80km south of Medellín. It is situated in the Middle Cauca belt in the Department of Caldas, Colombia.

The option agreement provides the Company the right to explore, develop and acquire the property over a seven-year term, expiring on July 9, 2027, for total payments over the term of the agreement of $2,500,000. The Company has the option to pay an additional $2,500,000 to the optionor upon reaching commercial production in exchange for the 1.5% NSR on the property that would otherwise be payable to the optionor.

The exploration and development program, including the amount of expenditures, is at the sole discretion of the Company during the term of the agreement.

For the three and six months ended June 30, 2024, the Company has recognized $105,968 and $142,577, respectively (three and six months ended June 30, 2023 – $1,679 and $37,611, respectively), as exploration and evaluation expense in the consolidated statement of operations and comprehensive loss.

As at June 30, 2024, and from inception of the agreement, the Company has made total option payments of $330,000.

As the Company has the option to terminate the agreement at any time, upon notification to the optionor, the Company has not recognized any option payments payable in the future under the agreement in its consolidated statement of financial position.

7.	LONG-TERM RECEIVABLE

Long-term receivable represents value added taxes in respect of exploration activities that is recoverable in the future based on commercial production, subject to local regulations.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

8.	WARRANTS LIABILITY

The following represents warrants denominated in Canadian dollars and classified as derivative financial liabilities:

	Six month period ended June 30, 2024		Year ended December 31, 2023
	Number of warrants	$	Number of warrants	$

Opening balance	1,836,150	1,638,808	2,391,700	1,462,126
Subscription Warrants issued – March 2024 (b)	2,250,000	1,193,634	–	–
Warrants exercised	(1,836,150)	(1,784,361)	(555,550)	(1,126,799)
Fair value revaluation of warrants liability (a) (b)	–	(466,205)	–	1,303,481
Balance, end of period	2,250,000	581,876	1,836,150	1,638,808
Current portion	2,250,000	581,876	(1,836,150)	(1,638,808)
Long-term portion	–	–	–	–

(a)	Subscription Warrants – October 2022 Offering

On October 25, 2022, the Company closed a Bought Deal Offering (the “October 2022 Offering”) of C$10,762,650 ($7,890,716), conducted by a syndicate of underwriters, and consisted of the sale of 4,783,400 Units at a price of C$2.25 per Unit.

Each Unit consisted of one common share of CML and one-half share purchase warrant of CML (each whole warrant, a “Subscription Warrant”). Each Subscription Warrant has an exercise price of C$3.25 with an expiry date on April 25, 2024.

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the Offering October 2022 are allocated between Common Shares and Subscription Warrants on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.55 per warrant with the resulting allocation of the total proceeds for the Offering October 2022 being:

	C$	$
Warrants liability – Subscription Warrants	1,326,628	972,627
Share capital – Subscription Shares	9,436,022	6,918,089
Total gross proceeds	10,762,650	7,890,716

For the three and six months ended June 30, 2024, the Company recognized a derivative loss of $237,774 and $145,555, respectively (three and six months ended June 30, 2023 – $2,334,229 and $3,774,274, respectively) in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

As at June 30, 2024, there were no outstanding Subscription Warrants – October 2022 Offering and the balance of the warrants was $nil. As at April 25, 2024, all 2,391,700 Subscription Warrants – October 2022 were exercised with total proceeds received of $5,702,773 (C$7,773,025) representing the exercise of all Subscription Warrants.

(b)	Subscription Warrants – March 2024 Offering

On March 4, 2024, the Company closed a strategic investment by a single purchaser on a non-brokered private placement (the “March 2024 Offering”) of C$18,900,000 ($13,925,729). The March 2024 Offering consisted of the sale of 4,500,000 Units at a price of C$4.20 per Unit.

Each Unit was comprised of one common share in the capital of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder thereof to acquire one Common Share, subject to standard anti-dilution provisions, at a price of $5.01 until March 4, 2027, however the Company has the right to accelerate the expiry of the Subscription Warrants to the date which is 30 trading days following the date a notice is provided in the event that the Company’s closing price on the TSX remains equal to or higher than $6.00 for 20 consecutive trading days following the date that is 24 months after the Closing Date.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Warrants are classified as derivative financial liabilities as they are denominated in Canadian dollars and the Company’s functional currency is the US dollar. Proceeds from the March 2024 Offering are allocated between Common Shares and Subscription Warrants based on the residual fair value method within the unit.

The issue date fair value of the Warrants was determined to be C$0.72 per warrant with the resulting allocation of the total proceeds for the March 2024 Offering being:

	C$	$
Warrants liability – Subscription Warrants	1,620,000	1,193,634
Share capital – Subscription Shares	17,280,000	12,732,095
Total gross proceeds	18,900,000	13,925,729

For the three and six months ended June 30, 2024, the Company recognized a derivative gain of $812,960 and $611,760, respectively, in the consolidated statement of operations and comprehensive loss for the revaluation of the Warrants.

Fair value for the Subscription Warrants was determined using the binomial option pricing model following weighted average assumptions as at June 30, 2024:

Weighted average share price	C$3.18
Weighted average risk-free interest rate	4.01%
Weighted average dividend yield	Nil
Weighted average stock price volatility	41.38%
Weighted average period to expiry (years)	2.68

9.	LEASE LIABILITIES

As at	June 30, 2024	December 31, 2023
	$	$
Opening balance	119,697	76,611
New leases during the period	124,778	119,850
Termination of lease agreement	–	(62,860)
Lease payments	(56,774)	(54,442)
Interest accretion expense	26,549	21,792
Foreign exchange	(14,032)	18,746
Balance, end of period	200,218	119,697
Current portion	76,615	(32,918)
Long-term portion	123,603	86,779

The lease liabilities were measured on inception of the lease at the present value of the lease payments over the lease term, discounted using a weighted average discount rate of 29.02%, based on the Company’s incremental borrowing rate.

Interest accretion expense or amortization of the discount on the lease liability is charged to the consolidated statement of operations and comprehensive loss using the effective interest method.

For the three and six months ended June 30, 2024, the Company made lease payments of $56,385 and $102,835 (three and six months ended June 30, 2023 – $20,868 and $42,128, respectively) for contracts with terms of 12 months or less and which were recognized as lease expense within exploration and evaluation expenses.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

10.	RELATED PARTY TRANSACTIONS

Related parties include management, the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Compensation of key management personnel

Key management includes independent directors, the executive chairman of the board of directors (the “Chairman”), the president and chief executive officer (“CEO”) and the chief financial officer (“CFO”). The remuneration of members of key management personnel were as follows:

For the six months ended June 30	2024	2023
	$	$
Management salaries and benefits	390,000	346,269
Share-based payments	171,993	260,450
	561,993	606,719

11.	FINANCIAL INSTRUMENTS

Financial Instrument Disclosures

Details of the significant accounting policies and methods adopted (including the criteria for recognition, the bases of measurement and the bases for recognition of income and expenses) for each class of financial asset and financial liability are disclosed in Note 4 of the audited annual consolidated financial statements for the year ended December 31, 2023.

Fair value measurement

Fair market value represents the amount that would be exchanged in an arm’s length transaction between willing parties and is best evidenced by a quoted market price, if one exists.

Fair value measurement is determined based on the fair value hierarchy as follows:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and

Level 3: Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The carrying values for financial assets and liabilities for cash and cash equivalents, accounts payable and accrued liabilities approximate their fair values as at June 30, 2024.

Other financial liabilities as at June 30, 2024 (December 31, 2023 – $1,638,808) were as follows:

As at June 30, 2024	FVTPL	FVOCI	Amortized Cost	Total
	$	$	$	$
Financial liabilities
Warrants liability (level 2)	581,876	–	–	581,876

There were no transfers between the fair value hierarchy during the six months ended June 30, 2024.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

12.	FINANCIAL AND CAPITAL RISK MANAGEMENT

(a)	Financial Risk Management

The Company’s activities expose it to a variety of financial risks, which include currency risk, credit risk, liquidity risk and interest rate risk.

Risk management is carried out by the Company’s management with guidance from and policies approved by the Board of Directors.

Financial Risk Factors

Foreign currency risk

Foreign currency risk arises from future commercial transactions and recognized assets and liabilities denominated in currency that is not the entity’s functional currency. The Company’s functional currency is the U.S. dollar. The Company conducts some of its operating, financing and investing activities in currencies other than the U.S. dollar. The Company is therefore subject to gains and losses due to fluctuations in these currencies relative to the U.S. dollar. The Company does not use derivative instruments to hedge exposure to foreign exchange risk.

As at June 30, 2024, the exchange rates were COP:US$4,148.04, based on Banco de la Republica – Colombia, and CAD:US$0.7306, based on Bank of Canada, respectively (December 31, 2023, COP:US$3,822.05 and CAD:US$0.7561, respectively).

For the six months ended June 30, 2024, the average was COP:US$3,920.48 and CAD:US$0.7361, respectively (six months ended June 30, 2023, COP:US$4,595.11 and CAD:US$0.7410, respectively).

The Company had the following foreign currency balances:

As at June 30, 2024	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	356,951	86,053
Cash and cash equivalents	CAD	24,826,439	18,138,701
Receivables	COP (000’s)	1,145,785	276,223
Long-Term VAT Receivable	COP (000’s)	8,210,299	1,979,320
Receivables	CAD	63,989	46,752
Accounts payable and accrued liabilities	COP (000’s)	(7,177,417)	(1,730,315)
Accounts payable and accrued liabilities	CAD	(76,237)	(55,701)
Warrants liability	CAD	(796,355)	(581,876)
Lease liability	COP (000’s)	(830,517)	(200,219)

As at December 31, 2023	Foreign Currency	Foreign Balance	$
Cash and cash equivalents	COP (000’s)	1,380,749	361,259
Cash and cash equivalents	CAD	13,041,560	9,860,548
Receivables	COP (000’s)	698,996	182,885
Long-Term VAT Receivable	COP (000’s)	6,877,768	1,799,497
Receivables	CAD	24,298	18,371
Accounts payable and accrued liabilities	COP (000’s)	(5,973,328)	(1,562,860)
Accounts payable and accrued liabilities	CAD	(208,325)	(157,512)
Warrants liability	CAD	(2,167,487)	(1,638,808)
Lease liability	COP (000’s)	(457,494)	(119,698)

The Company is exposed to foreign currency risk on fluctuations on the balances that are denominated in Canadian dollars and Colombian pesos. As at June 30, 2024, had both the Canadian dollar and the Colombian peso strengthened/weakened by 10% against U.S. dollar with all other variables held constant, the Company’s would have reported an increase/reduction in the net loss for the period ended June 30, 2024, of $1,645,000 and $2,012,000, respectively.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Credit risk

Credit risk is the risk of loss associated with a counter party’s inability to fulfil its payment obligations. The Company's credit risk is primarily attributable to cash and cash equivalents and receivables. The Company has no significant concentration of credit risk arising from its properties. The majority of the Company’s cash and cash equivalents are held with banks in Canada and Colombia. Funds held in banks in Colombia are limited to yearly forecasted Colombian denominated expenses. The Company limits material counterparty credit risk on these assets by dealing with financial institutions with credit ratings of at least “A” or equivalent, or those which have been otherwise approved. Receivables mainly consist of receivables for refundable commodity taxes in Canada and Colombia. Management believes that the credit risk concentration with respect to remaining amounts receivable is minimal.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity. The Company manages its liquidity risk by proactively mitigating exposure through cash management, including forecasting its liquidity requirements with available funds and anticipated investing and financing activities.

As at June 30, 2024, the cash balance was $21,135,511. However, the cash balance is not sufficient to meet all of its future obligations in respect of the option contracts in Note 18 if the Company elects to exercise all its options in respect of all the contracts. Thus, continued operations of the Company are dependent on its ability to develop a sufficient financing plan, receive continued financial support from existing shareholders and/or new shareholders or through other arrangements, complete sufficient public equity financing, or generate profitable operations in the future.

Interest rate risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and liabilities. The Company’s cash balances are not subject to significant interest rate risk as balances are current.

(b)	Capital Management

The Company manages its capital to maintain its ability to continue as a going concern in order to pursue the exploration and evaluation of its mineral interests. The Company mainly relies on equity issuances to raise new capital. The capital structure of the Company includes the components of equity as well as cash and cash equivalents.

On November 10, 2021, the Company filed a short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units of debt securities among others for up to an aggregate total of C$100,000,000. The initial base shelf prospectus was effective until December 2023.

In connection with the initial base shelf prospectus:

-	On October 25, 2022, the Company closed the October 2022 Offering for a total of $7,891,000 (C$10,763,000) which consisted of the sale of 4,783,400 units at a price of C$2.25 per unit.

-	On March 22, 2023, the Company closed the March 2023 Offering for a total of $21,882,311 (C$30,005,000) which consisted of the sale of 7,060,000 shares at a price of C$4.25 per share.

On December 6, 2023, the Company filed a new short form base shelf prospectus which will allow the Company to issue common shares, warrants, subscriptions receipts, units or debt securities, or a combination thereof up to an aggregate total of C$200,000,000. The new base shelf prospectus replaces the one approved on November 10, 2021, and remains effective until January 2026.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company maintains its cash in highly liquid short-term deposits which can be liquidated immediately without interest or penalty.

The Company’s overall strategy with respect to capital risk management has remained consistent for the period ended June 30, 2024.

13.	SHARE CAPITAL

(a)	Authorized

Authorized share capital consists of an unlimited number of common shares without par value. All issued shares are fully paid. No dividends have been paid or declared by the Company since inception.

(b)	Issued

During the six months ended June 30, 2024 and 2023, the Company issued shares resulting from the following transactions:

2024 Transactions

i.	On March 4, 2024, the Company issued 4,500,000 common shares upon closing of the March 2024 Offering. Proceeds from the March 2024 Offering of C$18,900,000 ($13,925,729) were allocated between Common Shares and Warrants on a pro-rata basis of their fair value within the unit of which $12,732,095 was allocated to Common Shares (See Note 8(b)). Common Share issue costs of $702,386 (See Note 8(b)) were recognized as a reduction in share capital.

ii.	The Company issued 654,817 common shares resulting from the exercise of stock options (See Note 15).

iii.	The Company issued 1,836,150 common shares resulting from the exercise of warrants (See Note 8(a)).

2023 Transactions

iv.	On March 22, 2023, the Company issued 7,060,000 common shares, at a price of C$4.25 per share, resulting from the closing of a Bought Deal Offering (the “March 2023 Offering”) for a total of $21,882,311 (C$30,005,000). Share issue costs of $1,579,306 were cash based and were recognized as a reduction in share capital.

v.	The Company issued 216,874 common shares resulting from the exercise of stock options (See Note 15).

vi.	The Company issued 218,500 common shares resulting from the exercise of warrants.

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

14.	Earnings per share

(a)	Basic

Basic earnings (loss) per share are calculated by dividing net income (loss) attributable to equity holders of the Company by the weighted average number of common shares outstanding as follows:

For the six months ended June 30	2024	2023

Net loss	(11,057,158)	(10,071,222)
Weighted average number of common shares outstanding	66,479,549	61,152,778
Basic net loss per common share	$(0.17)	$(0.16)

(b)	Diluted

The Company incurred a net loss for each of the periods of three months and six months ended June 30, 2024 and 2023; therefore, all outstanding stock options and share warrants have been excluded from the calculation of diluted loss per share since the effect would be anti-dilutive.

15.	SHARE BASED PAYMENTS

The Company adopted a stock option plan (the “Plan”) pursuant to the Securities Act of Ontario (the “Act”). The aggregate maximum number of shares reserved for issuance under the Plan and all other security-based compensation arrangements (together “Share Compensation Arrangements”) at any given time is 10% of the Company’s issued and outstanding shares as at the date of the grant of the Share Compensation Arrangement. Any shares subject to a stock option under the Plan which have been exercised, cancelled, repurchased, expired or terminated in accordance with the Plan will again be available under the Plan.

Under the Plan, the Company may grant to directors, officers, employees, and consultants stock options to purchase common shares of the Company. Stock options granted under the Plan will be for a term not to exceed 10 years.

The continuity of stock options during the period were as follows:

	2024		2023
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		C$		C$
Outstanding, beginning of period	4,177,217	3.10	4,019,167	2.25
Granted	–	–	155,000	6.20
Exercised	(654,817)	(1.23)	(216,874)	(1.96)
Forfeited	–	–	(183,126)	(2.61)
Outstanding, June 30	3,522,400	3.45	3,774,167	2.41

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

The following table summarizes information about stock options outstanding and exercisable as at June 30, 2024:

	Options Outstanding			Options Exercisable
Range of Price (C$)	Number of Options Outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)	Number of options exercisable	Weighted average remaining contractual life (years)	Weighted average exercise price (C$)
$2.00 – $3.00	2,174,900	2.82	2.87	1,959,900	2.74	2.88
$3.01 – $4.00	142,500	2.10	3.95	142,500	2.10	3.95
$4.01 – $7.00	1,205,000	4.36	4.44	127,500	4.04	5.50
	3,522,400	3.32	3.45	2,229,900	2.78	3.10

Options outstanding as at June 30, 2024 have vesting terms of every six or eight months over a two-year period and have terms of three to five years.

The following is a summary of the stock options granted during the period, the fair values and the assumptions used in the Black-Scholes option pricing formula:

For the six months ended June 30	2024	2023

Number of options granted	Nil	155,000
Weighted average share price on grant date	Nil	C$6.20
Weighted average risk-free interest rate	Nil	3.52%
Weighted average dividend yield	Nil	Nil
Weighted average stock price volatility, based on historical volatility for comparable companies	Nil	61%
Weighted average period to expiry (years)	Nil	4.84
Weighted average grant date fair value per share	Nil	$2.03

For the three and six months ended June 30, 2024, the Company has recognized $330,765 and $689,360, respectively (three and six months ended June 30, 2023 – $329,377 and $771,847, respectively), as general and administration expense in the consolidated statement of operations in respect of the amortization of the share-based compensation.

16.	EXPENSES BY NATURE

(a)	Exploration and evaluation

Exploration and evaluation expense is made up of the following:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$
Drilling services	1,810,835	1,288,840	3,040,470	2,096,047
Option payments and fees (i)	937,605	293,888	1,223,463	345,382
Salaries and benefits	621,979	421,419	1,105,431	767,410
Assaying	535,456	567,302	1,031,962	872,579
Field costs, surveys and other	459,025	252,004	864,563	406,612
Transportation and meals	258,746	170,841	490,037	284,942
Consulting and professional fees	224,827	248,530	445,691	390,840
Geophysics	62,466	17,206	349,269	20,066
Security	86,614	63,872	182,197	110,570
Community expenses	111,596	67,461	148,811	87,555
Depreciation and amortization	72,102	52,337	137,877	103,768
	5,181,251	3,443,700	9,019,771	5,485,771

i.	For the three and six months ended June 30, 2024, the Company recognized option payments of $813,897 and $1,063,897, respectively (three and six months ended June 30, 2023 – $nil and $250,000, respectively).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

(b)	General and administration

General and administration expense is made up of the following:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$
Share-based compensation	330,765	329,377	689,360	771,847
Salaries and benefits	378,424	315,178	775,163	579,487
Consulting and professional fees	133,213	81,103	216,402	179,397
Office administration	82,892	117,328	174,750	191,631
Travel and entertainment	136,068	85,086	224,874	199,809
Regulatory and compliance fees	80,247	40,404	142,533	51,090
Depreciation	9,807	4,307	20,987	7,308
Investor relations	57,439	25,487	150,204	60,951
Director’s fees and expenses	13,250	3,592	31,010	3,747
	1,222,105	1,001,862	2,425,283	2,045,267

(c)	Finance costs

Finance costs is made up of the following:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$
Finance issue expense (i)	–	–	65,849	–
Interest accretion expense (ii)	14,288	4,316	26,549	8,516
Other finance expense	22,061	15,111	36,755	26,290
	36,349	19,427	129,153	34,806

i.	Represents the portion of the March 2024 Offering financing costs allocated to the Subscription Warrants.

ii.	Interest accretion expense or amortization of the discount is in respect of the lease liability, also representing the interest portion of lease payments (See Note 9).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

17.	CASH FLOW INFORMATION

Operating Activities

Net changes in working capital items:

	Three months ended June 30		Six months ended June 30
	2024	2023	2024	2023
	$	$	$	$
Receivables and prepaid expenses	(47,917)	(324,991)	(228,306)	(453,723)
Accounts payables and accrued liabilities	(864,228)	727,246	(248,026)	376,975
	(912,145)	402,255	(476,332)	(76,748)

18.	COMMITMENTS, OPTION AGREEMENTS AND CONTINGENCIES

Commitments

As at June 30, 2024, the Company had the following contractual commitments and obligations:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
Other lease commitments (a)	151,724	151,724	–	–
Service contracts (b)	3,013,910	3,013,910	–	–
	3,165,634	3,165,634	–	–

(a)	Lease liability commitments represent contractual lease payments payable over future periods in respect of lease liabilities recognized.

(b)	Service contracts represent commitments in respect of geophysics and drilling.

Option Agreements

The Company has the option to terminate its option agreements at any time. Future expenditures are therefore dependent on the success of exploration and development programs and a decision by management to continue or exercise its option(s) for the relevant project and agreement.

As at June 30, 2024, the expected timing of payments, in respect of the Company’s option agreements under the assumption that the Company continues to exercise its option(s) for the relevant project and agreement are as follows:

	Total	Less than 1 Year	Years 2 – 5	After 5 Years
	$	$	$	$
First Guayabales Option (a), (b)	2,000,000	333,332	1,333,328	333,340
Second Guayabales Option	5,550,000	250,000	1,000,000	4,300,000
San Antonio Option (a)	2,170,000	250,000	1,920,000	–
Other Option agreements (c)	3,540,870	973,360	2,563,894	3,616
	13,260,870	1,806,692	6,817,222	4,636,956

(a)	Excludes additional option payment or NSR upon reaching commercial production.

(b)	Amounts disclosed relate only to option payments of the agreement. In addition, as at June 30, 2024, the Company has recognized a total of $23,951,243 as exploration and evaluation expenditures in respect of the minimum expenditures required under the First Guayabales Option.

(c)	Amounts disclosed related to the option agreements to purchase surface rights (see Note 6).

COLLECTIVE MINING LTD.

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts expressed in U.S. Dollars, unless otherwise indicated)

Environmental Contingencies

The Company’s exploration activities are subject to Colombian laws and regulations governing the protection of the environment. These laws are subject to change and may generally become more restrictive. The Company may be required to make future expenditures to comply with such laws and regulations, the amounts for which are not determinable and have not been recognized in the consolidated financial statements.

19.	SUBSEQUENT EVENTS

On July 17, 2024, the Company announced that its common shares have been approved for listing and trading on the NYSE American LLC (“NYSE American”). The Company Common Shares commenced trading at market open on the NYSE American on July 22, 2024, under the symbol “CNL”. Upon effectiveness of the listing on the NYSE American, trading of the Common Shares on the OTCQX ceased.